HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________          Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart

                                 March 11, 2010

Parker Morrill
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Energas Resources, Inc.

     This office represents Energas Resources, Inc. (the "Company"). This letter provides the Company's responses to the comments received from the Staff by letter dated March 11, 2010. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.

     1.   The Company will not provide any further responses to this comment.

     2. Rule 464(b) specifically allows a registrant to incorporate new full year financial statements in an S-8 registration statement by means of a post-effective amendment.

     If certain logistical problems can be solved, the Company will file its definitive proxy statement on March 15, 2010.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.



                                 William T. Hart

WTH:ap